UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2012.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2012 and 2011.

3.

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011.

4.

Notes to Financial Statements.

5.

Supplemental Schedule.

b.

Exhibits

1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of AmeriServ Financial 401(k) Profit Sharing Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of AmeriServ Financial 401(k) Profit Sharing Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, A.C.

Wexford, Pennsylvania

June 27, 2013

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments, at fair value:
Common / Collective Funds	$14,920,180	$11,349,958
Mutual Funds	6,691,794	7,084,569
Ameriserv Financial, Inc. Common Stock	417,023	273,294
Ameriserv Financial Capital Trust Preferred Stock	496,807	184,169
Money Market/Cash Equivalents/Annuities	1,991,294	4,325,762
Total Investments	24,517,098	23,217,752
Cash	10,286	4,658
Notes Receivable From Participants	404,944	340,120
Contribution Receivable From Employer	11,423	10,886
Contribution Receivable From Participants	35,966	35,136
Accrued Interest Receivable	4,491	8,826
Net assets available for benefits, at fair value	24,984,208	23,617,378
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(32,847)	-
NET ASSETS AVAILABLE FOR BENEFITS	$24,951,361	$23,617,378
The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME:
Net appreciation (depreciation) in fair value
of investments	$2,411,734	$(540,414)
Interest and dividends	260,333	249,424
Total Investment Income (Loss)	2,672,067	(290,990)
Interest income on notes receivable from participants	19,780	19,271
CONTRIBUTIONS:
Contributions by participants	934,208	919,805
Contributions by employer	268,365	228,726
Rollovers	162,212	108,890
Total Contributions	1,364,785	1,257,421
Total Additions	4,056,632	985,702
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,722,649	1,518,091
Net increase (decrease)	1,333,983	(532,389)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	23,617,378	24,149,767
End of year	$24,951,361	$23,617,378

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Ameriserv Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of Ameriserv Financial, Inc., and its wholly owned subsidiaries Ameriserv Financial Bank, Ameriserv Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”).  Following the amendment to close the defined benefit plan to employees hired after December 31, 2012, the 401(k) Plan was amended, effective January 1, 2013.  Union employees who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution), and non-union employees hired and rehired after December 31, 2012, are eligible to participate upon hire.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees hired prior to December 31, 2012, may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code. Non-union employees hired or rehired after December 31, 2012, will be provided an employer matching contribution equal 50% of the first 6% of deferred compensation.  These employees, in addition to all Union employees, will receive a nonelective contribution or 4% of their base pay plus commissions.   Employees may elect to have their contributions, in 5 percent increments, invested in one or more of 43 mutual funds, 6 common/collective portfolios, 3 money market/cash equivalent  funds, and the Ameriserv Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  Effective July 1, 2011 Ameriserv Financial began a 401(k) match for all eligible non-union employees. The match was 50 percent of the first 2 percent of pretax 401(k) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the companies’ contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the five year AmeriServ Financial published home equity rate on the day the loan is requested.  Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the notes receivable ranged from 3.70% to 13.50%, while the maturity dates ranged from January 31, 2013 to December 15, 2017.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2012 and 2011, the forfeiture account had a balance of $16,604 and $24,799 respectively.  Forfeitures totaling $9,098 and $4,353 for the years ended December 31, 2012 and 2011, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Pension Committee determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians, and insurance company.  See note 7 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  There were no contributions payable as of December 31, 2012 or 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $95,360 and $84,462 for the years ended December 31, 2012 and 2011, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications.  Such classifications had no effect on net income or stockholders’ equity.

NOTE 3 - INVESTMENTS

The Plan investments are administered by Ameriserv Trust and Financial Services (Trustee).

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,411,734 and ($540,414) for the years ended December 31, 2012 and 2011, respectively.

	Net Appreciation (Depreciation) in Fair Value During Year

	2012	2011

Investments, at fair value:
Common / Collective Funds	$ 1,447,815	$ (146,113)
Mutual Funds	825,523	(452,769)
Annuities	1,818	-____
Ameriserv Financial, Inc. Preferred Stock	20	-
Ameriserv Financial, Inc. Common Stock	136,558	58,468

Net appreciation (depreciation) in fair value	$ 2,411,734	$ (540,414)

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

2012
Fair
Value

Goldman Sachs Financial Prime Obligations	$1,627,723
Federated Capital Preservation	1,901,678
Vanguard Institutional Index	1,578,215
Pathroad Tactical Balance Growth & Income	4,927,275
Pathroad Tactical Capital Appreciation & Income	3,023,346
Pathroad Tactical Conservative Growth & Income	2,286,069
Pathroad Tactical Long-Term Equity	1,292,000

NOTE 3 - INVESTMENTS (continued)

2011
Fair
Value

Goldman Sachs Financial Prime Obligations	$1,950,038
SEI Stable Asset	2,239,749
Vanguard Institutional Index	1,545,759
Pathroad Tactical Balance Growth & Income	3,895,692
Pathroad Tactical Capital Appreciation & Income	2,859,039
Pathroad Tactical Conservative Growth & Income	2,173,405
Pathroad Tactical Long-Term Equity	1,234,791

The Plan invests in the Federated Capital Preservation Fund, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2012, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

For the Federated Capital Preservation Fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment daily at contract value without any redemption notice or restrictions.  Plan level initiated transactions require a twelve month redemption notice in order to withdraw at full book value.  Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value.

The average yield for the Federated Capital Preservation Fund based on actual earnings for year ended December 31, 2012 was 1.64%.  This represents the annualized earnings of all investments in the Federated Capital Preservation Fund divided by the average balance of all investments, at fair value, in the Federated Capital Preservation Fund for year ended December 31, 2012.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated April 9, 2012.  The plan has been amended since receiving the opinion letter, the prototype

NOTE 5 - TAX STATUS (continued)

sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective funds that are managed by the Trustee of the Plan. The balance of these funds is $13,018,502 and $11,349,958 representing 52% and 48% of net assets available for benefits as of December 31, 2012 and 2011, respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2012 and 2011, the Plan held 138,546 and 140,151 shares of AmeriServ Financial Inc. common stock and 19,475 and 7,032 shares of AmeriServ Financial Capital Trust preferred stock respectively.  Dividends in the amount of $31,247 and $8,529 were received on preferred stock for the years ended December 31, 2012 and 2011, respectively.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2012 and 2011.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.  The fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

Money Market/Cash Equivalent: Valued based on the closing price of the security as quoted by the principal exchange on which the security is traded, which represents fair value.

Variable Annuities:  Valuation based on the daily closing value of the sub accounts utilized in the individual annuity contract.  Variable Annuities are registered products and are subject to Financial Industry Regulatory Authority (FINRA), SEC, and state regulations.

Fixed/Index Annuities: Fixed and Index annuity values are contractual obligations of the insurer and subject to FINRA and state regulations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

	December 31, 2012

	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$14,920,180	$-	$14,920,180

Mutual Funds:
Index Funds	1,696,574	-	-	1,696,574
Balanced Funds	1,053,502	-	-	1,053,502
Growth Funds	2,387,161	-	-	2,387,161
Target Date Funds	69,530			69,30
Fixed Income Funds	1,151,451	-	-	1,151,451
Other Funds	333,576	-	-	333,576
Total Mutual Funds	6,691,794	-	-	6,691,794

Common Stock
Financial Institution	417,023	-	-	417,023
Preferred Stock
Financial Institution	496,807	-	-	496,807
Money Market/Cash Equivalent	1,879,476	-	-	1,879,476
Annuities	-	111,818		111,818

Total assets, at fair value	$9,485,100	$15,031,998	$-	$24,517,098

	December 31, 2011

	Level I	Level II	Level III	Total
Assets:
Common/Collective Trust	$-	$11,349,958	$-	$11,349,958

Mutual Funds:
Index Funds	1,628,966	-	-	1,628,966
Balanced Funds	1,041,178	-	-	1,041,178
Growth Funds	2,941,670	-	-	2,941,670
Target Date Funds	55,269		-	55,269
Fixed Income Funds	1,124,269	-	-	1,124,269
Other Funds	293,217	-	-	293,217
Total Mutual Funds	7,084,569	-	-	7,084,569

Common Stock
Financial Institution	273,294	-	-	273,294
Preferred Stock
Financial Institution	184,169	-	-	184,169
Money Market/Cash Equivalent	4,325,762	-	-	4,325,762

Total assets, at fair value	$11,867,794	$11,349,958	$-	$23,217,752

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, notes receivable from participants, common/collective funds, AmeriServ Financial Inc. common stock and AmeriServ Financial Capital Trust preferred stock, contributions receivable, accrued interest receivable, and cash would be considered financial instruments. At December 31, 2012 and 2011, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	Common Stock
*	AmeriServ Financial, Inc.	Ameriserv Financial, Inc.	N/R	$417,023

	Total Common Stock			417,023

	Preferred Stock
*	AmeriServ Financial, Inc.	Ameriserv Financial Capital Trust	N/R	496,807

	Total Preferred Stock			496,807

	Mutual Funds
	Alger	Large Cap Growth	N/R	19,690
	Alger	Midcap Growth	N/R	57,041
	Calvert	Calvert Social Equity	N/R	334
	CGM	Focus Fund	N/R	67,065
	Dodge & Cox	Balanced Fund	N/R	1,053,502
	Federated	Kaufmann Fund	N/R	152,735
	Fidelity	New Insights	N/R	27,771
	Fidelity	Leveraged Co. Stock	N/R	119,230
	Fidelity	Low-Priced Stock Fund	N/R	420,901
	Fidelity	New Markets	N/R	61,780
	Franklin	Biotechnology Discovery	N/R	162,795
	Franklin	Mutual Beacon	N/R	343,687
	Heartland	Value Plus	N/R	80,894
	Janus	Contrarian Fund	N/R	73,729
	Janus	Growth & Income	N/R	15,538
	Janus	Overseas Fund	N/R	36,795
	Legg Mason	Opportunity Trust	N/R	13,130
	Legg Mason	Value Trust	N/R	66,127
	Loomis Sayles	Bond Fund	N/R	284,819
	MFS	International New Discovery	N/A	172,613
	Northern Technology	Technology Fund	N/R	38,662
	Pimco	Total Return	N/R	440,673
	Rydex	S&P 500	N/R	174,013
	Symons	Small Cap	N/R	25,769
	Symons	Value Inst	N/R	24,709
	T. Rowe Price	Equity Income	N/R	261,138
	T. Rowe Price	Financial Services	N/R	11,520
	T. Rowe Price	Retire 2015	N/R	50,654
	T. Rowe Price	Retire 2020	N/R	3,145
	T. Rowe Price	Retire 2025	N/R	9,485
	T. Rowe Price	Retire 2030	N/R	1,773

		16
AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2012 (continued)

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment	(d) Cost	(e) Current
	or similar party	including maturity date,		Value
		rate of interest, collateral,
		par or maturity value

	T. Rowe Price	Retire 2035		4,068
	T. Rowe Price	Retire 2040	N/R	405
	T. Rowe Price	Spectrum	N/R	4,575
	Tweedy Browne	Global Value	N/R	229,739
	Vanguard	GNMA	N/R	179,907
	Vanguard	Health Care	N/R	120,599
	Vanguard	Institutional Index	N/R	1,578,215
	Vanguard	Short-Term Admiral	N/R	184,252
	Vanguard	Total Bond Market Index	N/R	118,359

	Total Mutual Funds			6,691,794

	Common / Collective Funds
*	Pathroad Tactical Balance Growth & Income		N/R	4,927,275
*	Pathroad Tactical Capital Appreciation & Income		N/R	3,023,346
*	Pathroad Conservative Fixed Income		N/R	471,893
*	Pathroad Tactical Conservative Growth & Income		N/R	2,286,069
*	Pathroad Tactical Intermediate-Term Fixed Income		N/R	1,017,919
*	Pathroad Tactical Long-Term Equity		N/R	1,292,000
	Federated Capital Preservation		N/R	1,868,831

	Total Common/Collective Funds			14,887,333

	Money Market Funds/Cash Equivalent/Insurance Contracts
	Goldman Sachs Financial Prime Obligations		N/R	1,627,723
	Goldman Sachs Financial Treasury Obligations		N/R	251,753
	Annuity Contracts		N/R	111,818

	Total Money Market Funds/Cash Equivalent/Insurance Contracts			1,991,294

* Participant Loans			-	404,944
		Interest rates ranging from 3.70% to 13.50%
		Maturity dates ranging from 1/31/13 to 12/15/17
	Total			$24,899,810

* Party-in-Interest
N/R – Not Required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2013

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By

_/s/David M. Margetan____________

David M. Margetan, Vice President

Assistant Manager Retirement Services

Exhibit Index

Exhibit

99.1

Consent of S. R. Snodgrass, A.C

Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statement Nos. 033-53935, 033-55845, 033-55207, 033-55211, 333-67600, and 333-176869 on Forms S-8 of AmeriServ Financial, Inc. of our report dated June 27, 2013, relating to the financial statements and supplemental schedules of the AmeriServ Financial 401(k) Profit Sharing Plan as of and for the year ended December 31, 2012, appearing in this Annual Report on Form 11-K.

/s/S.R. Snodgrass, A.C.

Wexford, Pennsylvania

June 27, 2013